EXHIBIT 8.1

List of Subsidiaries of API Electronics Group Corp.

1.	API Electronics, Inc., organized under the laws of the State of Delaware;

2.	Filtran Inc. organized under the laws of the State of New York;

3.	Filtran Limited, organized under the law of Ontario; and

4.	TM Systems II, Inc., organized under the laws of the State of Delaware.

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